Exhibit 99.1

RRsat Global Communications
Network Ltd
and its Subsidiaries

Interim Condensed Consolidated Financial
Statements
As of June 30 2011

RRsat Global Communications Network Ltd
and its subsidiaries

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Balance Sheets

In thousands except share data

	June 30	December 31
	2011	2010
Current assets
Cash and cash equivalents	$9,343	$13,091
Marketable securities	21,229	22,516
Accounts receivable:
Trade (net of provision for doubtful accounts of $6,742
and $5,641 as of June 30, 2011 and December 31, 2010 , respectively)	20,015	19,860
Other	583	1,312
Fair value of embedded currency conversion derivatives	690	893
Deferred taxes	2,001	1,657
Prepaid expenses	2,419	2,145

Total current assets	56,280	61,474

Fair value of embedded currency conversion derivatives	1,325	1,185

Deposits and long-term receivables	1,983	2,201

Long term prepaid expenses	7,679	7,709

Deferred taxes	137	501

Assets held for employee severance payments	2,010	2,015

Fixed assets, at cost, less accumulated
depreciation and amortization	45,822	40,779

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	738	897

Total assets	$119,708	$120,495

CEO	CFO

August 7, 2011

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Balance Sheets (Cont'd)

In thousands except share data

	June 30	December 31
	2011	2010
Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$12,521	$13,194
Other	2,842	2,455
Fair value of embedded currency
conversion derivatives	1,300	349
Related parties	85	55
Deferred income	6,432	8,456

Total current liabilities	23,180	24,509

Long - term liabilities
Deferred income	7,383	7,619
Fair value of embedded currency
conversion derivatives	949	772
Liability in respect of employee severance payments	2,014	2,058
Deferred taxes	1,265	1,125

Total long - term liabilities	11,611	11,574

Total liabilities	34,791	36,083

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of June 30, 2011 and December 31, 2010; 17,346,561
shares issued and fully paid as of June 30, 2011
and December 31, 2010)	40	40
Additional paid in capital	52,921	52,893
Retained earnings	31,902	31,555
Accumulated other comprehensive gain (loss)	54	(76)

Total shareholders’ equity	84,917	84,412

Total liabilities and shareholders’ equity	$119,708	$120,495

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2011	2010	2011	2010	2010

Revenues	$55,448	$51,514	$28,518	$25,656	$102,027

Cost of revenues	42,692	36,766	21,955	18,189	75,962

Gross profit	12,756	14,748	6,563	7,467	26,065

Operating expenses

Sales and marketing	3,454	3,129	1,710	1,559	6,380

General and administrative	4,805	4,100	2,358	2,159	9,194

Total operating expenses	8,259	7,229	4,068	3,718	15,574

Operating income	4,497	7,519	2,495	3,749	10,491

Interest and marketable
securities income	222	254	106	97	681

Currency fluctuation and
other financing income (expenses) net	282	(1,345)	92	(666)	(1,268)

Changes in fair value of
embedded currency
conversion derivatives	(1,191)	2,827	(191)	550	1,254

Income before taxes on
income	3,810	9,255	2,502	3,730	11,158

Income taxes	(861)	(2,551)	(422)	(1,272)	(2,448)

Net income	$2,949	$6,704	$2,080	$2,458	$8,710

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Operations (cont’d)

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2011	2010	2011	2010	2010

Income per ordinary share

Basic income per ordinary
share	0.17	0.39	0.12	0.14	0.50

Diluted income per
ordinary share	0.17	0.38	0.12	0.14	0.50

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,346,561	17,326,716	17,346,561	17,326,716	17,330,024

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,356,186	17,413,515	17,354,477	17,406,807	17,380,677

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data

	Ordinary shares				Accumulated other
			Additional	Retained	comprehensive
	Share	Amount	paid-in capital	earnings	Income (loss)	Total

Six months ended
June 30, 2011

Balance as at
January 1, 2011	17,346,561	$40	$52,893	$31,555	$(76)	$84,412
Stock-based compensation	-	-	28	-	-	28
Dividend paid $0.15 per share	-	-	-	(2,602)	-	(2,602)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $37	-	-	-	-	122	122
Other comprehensive
income -reclassification
adjustments for gains
of marketable securities,
net of tax effect of $2,
reclassified into income	-	-	-	-	8	8
Net income	-	-	-	2,949	-	2,949
Total comprehensive
income	-	-	-	2,949	130	3,079
Balance as at
June 30, 2011	17,346,561	$40	$52,921	$31,902	$54	$84,917
Six months ended
June 30, 2010
Balance as at
January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943
Stock-based compensation	-	-	214	-	-	214
Dividend paid $0.23 per share	-	-	-	(3,963)	-	(3,963)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $4	-	-	-	-	(13)	(13)
Other comprehensive
income -reclassification
adjustments for gains
of marketable securities,
net of tax effect of $12,
reclassified into income	-	-	-	-	42	42
Net income	-	-	-	6,704	-	6,704
Total comprehensive
income	-	-	-	6,704	29	6,733

Balance as at June 30, 2010	17,326,716	$40	$52,735	$32,148	$4	$84,927

The accompanying notes are an integral part of these consolidated interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data

					Accumulated
	Ordinary shares				other
			Additional	Retained	comprehensive
	Share	Amount	paid-in capital	earnings	Income (loss)	Total

Three months ended
June 30, 2011

Balance as at
April 1, 2011	17,346,561	$40	$52,918	$29,822	$(12)	$82,768
Stock-based compensation	-	-	3	-	-	3
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $21	-	-	-	-	70	70
Other comprehensive
loss -reclassification
adjustments for losses
of marketable securities,
net of tax effect of $2,					(4)	(4)
reclassified into income	-	-	-	-		-
Net income	-	-	-	2,080	-	2,080
Total comprehensive
income	-	-	-	2,080	66	2,146

Balance as at June 30, 2011	17,346,561	$40	$52,921	$31,902	$54	$84,917

Three months ended
June 30, 2010

Balance as at
April 1, 2010	17,326,716	$40	$52,627	$29,690	$86	$82,443
Stock-based compensation	-	-	108	-	-	108
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $27	-	-	-	-	(80)	(80)
Other comprehensive
income -reclassification
adjustments for losses
of marketable securities,
net of tax effect of $1,					(2)	(2)
reclassified into income	-	-	-	-		-
Net income	-	-	-	2,458	-	2,458
Total comprehensive
income	-	-	-	2,458	(82)	2,376

Balance as at June 30, 2010	17,326,716	$40	$52,735	$32,148	$4	$84,927

The accompanying notes are an integral part of these consolidated interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Statements of Changes in Shareholders’ Equity and Comprehensive Income (Cont'd)

In thousands except share data

			Additional		Accumulated other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total
Balance as of
January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943

Changes during 2010

Vesting of RSU's	19,845	* -	-	-	-	* -
Stock based
compensation	-	-	372	-	-	372
Dividend paid
$0.23 per share	-	-	-	(3,963)	-	(3,963)
Dividend paid
$0.15 per share	-	-	-	(2,599)	-	(2,599)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of deferred tax
expense of $24	-	-	-	-	(75)	(75)
Other comprehensive
income -reclassification
adjustments for gains
of marketabla securities,
net of tax effect of $8,
reclassified into income	-	-	-	-	24	24
Net income	-	-	-	8,710	-	8,710
Total comprehensive
income	-	-	-	8,710	(51)	8,659
Balance as of
December 31, 2010	17,346,561	$40	$52,893	$31,555	$(76)	$84,412

* Less than 1$

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2011	2010	2011	2010	2010

Cash flows from operating activities
Net income	$2,949	$6,704	$2,080	$2,458	$8,710
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	3,987	3,063	2,039	1,562	6,454
Provision for losses in account receivable	1,101	241	507	114	1,157
Deferred taxes	121	487	(113)	(44)	107
Discount accretion and premium amortization
of held- to- maturity securities, net	-	(18)	-	(9)	(15)
Discount accretion and premium amortization
of available- for- sale securities, net	(223)	(180)	(117)	(87)	(422)
Changes in liability for employee severance payments, net	(39)	104	(50)	(12)	8
Stock- based compensation	28	214	3	108	372
Changes in fair value of embedded currency conversion derivatives	1,191	(2,827)	191	(550)	(1,254)
Loss (profit) from trading securities, net	(19)	39	(9)	88	(164)

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(1,256)	(1,546)	(720)	1,230	(4,252)
Increase in related parties, net	30	7	40	11	51
Decrease (increase) in account receivable - other	728	(144)	769	115	(753)
Decrease (increase) in prepaid expenses	(274)	687	155	253	(161)
Decrease (increase) in deposits
and long-term receivables	218	(513)	252	(72)	(1,171)
Increase (decrease) in account payables	1,659	(230)	(351)	(1,039)	(334)
Increase (decrease) in deferred income	(2,260)	(1,926)	(204)	368	1,018

Net cash provided by operating activities	$7,941	$4,162	$4,472	$4,494	$9,351

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Cash Flows (Cont'd)

In thousands

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2011	2010	2011	2010	2010

Cash flows from investing activities
Investment in fixed assets	$(10,770)	$(7,165)	$(4,236)	$(3,733)	$(15,265)
Investment in long term prepaid expenses	(13)	-	-	-	-
Proceeds (Investment) from short term deposits	-	1,920	-	(4,980)	9,900
Investments in securities available- for- sale	(4,140)	(523)	(617)	(207)	(10,298)
Increase in trading securities, net	(1)	(25)	(31)	(36)	(37)
Proceeds from securities available- for- sale	5,839	2,803	544	264	10,281
Proceeds from securities held to maturity	-	28	-	-	780

Net cash used in investing activities	$(9,085)	$(2,962)	$(4,340)	$(8,692)	$(4,639)

Cash flows from financing activities
Dividend paid	$(2,602)	$(3,963)	$-	$-	$(6,562)
Net cash used in financing activities	$(2,602)	$(3,963)	$-	$-	$(6,562)

Increase (decrease) in cash and cash equivalents	$(3,748)	$(2,763)	$130	$(4,198)	$(1,850)

Balance of cash and cash equivalents at beginning of period	13,091	14,941	9,213	16,376	14,941

Balance of cash and cash equivalents at end of period	$9,343	$12,178	$9,343	$12,178	$13,091

A. Non-cash transactions

Investment in fixed assets	$1,190	$1,338	$1,190	$1,338	$3,132

B. Supplementary cash flow information

Income taxes paid	$702	$1,720	$319	$670	$3,027

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 - Organization and Basis of Presentation

A. Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and  provides global, end-to-end, content distribution and management services to television and radio broadcasting  industries through satellite, terrestrial fiber optic and Internet, and mobile communications through satellites.

B. Basis of presentation and adoption of new accounting standards

The interim consolidated financial statements as of June 30 2011, and for the six-month and three-month periods then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2010 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C. Recently issued accounting standards

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220)- Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Instead, ASU 2011-05 requires entities to report all non-owner changes in stockholders’ equity in either a single continuous statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income, or when an item must be reclassified to net income. ASU 2011-05 requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Other than the presentational changes that will be required by ASU 2011-05, the adoption of ASU 2011-05 is not expected to have any impact on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820)- Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amends certain fair value principles to improve comparability between GAAP and International Financial Reporting Standards regarding fair value measurements and disclosures. In addition, ASU 2011-04 requires entities to disclose, among others: (1) quantitative information about the significant unobservable inputs used for Level 3 measurements; (2) qualitative information regarding the sensitivity of Level 3 measurements to changes in related unobservable inputs and (3) the amounts of any transfers between Levels 1 and 2 of the fair value hierarchy and the reasons for those transfers. ASU 2011-04 will become effective during interim and annual periods beginning after December 15, 2011. We are currently assessing what impact adoption of ASU 2011-04 may have on our consolidated financial statements.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Organization and Basis of Presentation (cont'd)

D. Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; fair value of acquisitions; allowances for doubtful accounts; the valuation of embedded derivatives, valuation of deferred tax assets, share-based compensation; and liability in respect of employee severance payments, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

E. Reclassification

The Company reclassified a portion of the “fair value of embedded currency conversion derivatives" presented on the balance sheet as of December 31, 2010 from short term to long term in order to be consistent with current period presentation, so that the sum of $1,185 and $772 were reclassified from short -term "Fair value of embedded currency conversion derivatives" to long-term "Fair value of embedded currency conversion derivatives "in the assets and liabilities, respectively, for the year ended December 31, 2010.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 - Segments Results

The Companys' segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), and (2) Content management and distribution services to television and radio broadcasting industries (hereinafter- Content management and distribution services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The following tables show components of results of operations by segment:

Six months ended June 30, 2011:

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$4,065	$51,383	$55,448

Gross profit	$123	$12,633	$12,756

Sales and marketing			3,454
General and administrative			4,805

Operating income			$4,497

Financial expenses, net			(687)

Income before taxes on income			$3,810

Six months ended June 30, 2010 :

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$3,325	$48,189	$51,514

Gross profit	$147	$14,601	$14,748

Sales and marketing			3,129
General and administrative			4,100

Operating income			$7,519

Financial income, net			1,736

Income before taxes on income			$9,255

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 - Segments Results (cont'd)

Three months ended June 30, 2011:

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$2,174	$26,344	$28,518

Gross profit	$73	$6,490	$6,563

Sales and marketing			1,710
General and administrative			2,358

Operating income			$2,495

Financial income, net			7

Income before taxes on income			$2,502

Three months ended June 30, 2010:

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$1,756	$23,900	$25,656

Gross profit	$9	$7,458	$7,467

Sales and marketing			1,559
General and administrative			2,159

Operating income			$3,749

Financial expenses, net			(19)

Income before taxes on income			$3,730

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 - Segments Results (cont'd)

Year ended December 31, 2010:

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$6,996	$95,031	$102,027

Gross profit	$390	$25,675	$26,065

Sales and marketing			6,380
General and administrative			9,194

Operating income			$10,491

Financial income, net			667

Income before taxes on income			$11,158

Revenues by geographic areas:

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2011	2010	2011	2010	2010

North America	$15,652	$11,634	$8,417	$6,094	$24,464
Europe	23,827	23,561	12,150	11,392	45,476
Asia	4,401	5,118	2,215	2,551	9,278
Israel	5,071	3,716	2,354	1,898	7,329
Middle East (other than Israel)	5,703	6,717	3,002	3,353	13,930
Rest of the world	794	768	380	368	1,550

	$55,448	$51,514	$28,518	$25,656	$102,027

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 - Fair Value of Financial Instruments

The Companys' financial assets and liabilities consist of cash and cash equivalents, short- term investments, trade and other receivables and trade and other payables. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

*	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
*	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
*	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified within Level 2 because they are valued using quoted inputs from an active market for its assumptions.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

As of June 30, 2011, the Company held approximately $3,745 of U.S government or government agency marketable securities ($2,912 are calssified as available for sale,and $833 as trading) and approximately $17,022 of marketable corporate debt securities ($16,701 are calssified as available for sale and $321 as trading). The Company held approximately $462 of  stocks and mutual funds classified as trading.

Assets and liabilities measured at fair value at June 30, 2011 are summarized below :

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
	Trading securities	$1,616	$-	$-
	Available-for-sale securities:		-	-
	Corporate debentures	16,701
	US government or government
	Agencies' debentures	2,912	-	-
	Fair value of embedded
	currency conversion
	derivatives	-	2,015	-
	Total at June 30, 2011	$21,229	$2,015	$-
Liabilities:
	Fair value of embedded
	currency conversion
	derivatives at June 30,2011	$-	$2,249	$-

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At June 30, 2011	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(100)	$5,651	$(100)	$5,651
US Agencies' debentures	(1)	199	(1)	199
Total at June 30, 2011	$(101)	$5,850	$(101)	$5,850

At December 31, 2010	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(161)	$9,619	$(161)	$9,619
US Agencie's debentures	(12)	776	(12)	776
Total at December 31, 2010	$(173)	$10,395	$(173)	$10,395

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions.  Since the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 4 - Stock-Based Compensation

On June 28, 2011, the Company granted Dr. Shlomo Shamir, the Company's as Chairman of the Board of Directors, options to purchase 260,198 Ordinary Shares of the Company, with an exercise price of $6.87 per share.

Following is the vesting schedule for the above options:

• Tranche one: 86,733 Options (33.33%) vest after two years on June 28, 2013 only if the average closing price of the Shares on December 2012 on the NASDAQ equals or exceeds $12.50.

• Tranche two: 86,733 Options (33.33%), together with any unvested portion of the first tranche, vest after three years on June 28, 2014 only if the average closing price of the Shares on December 2013 on the NASDAQ equals or exceeds $14.41.

• Tranche 3: 86,732 Options (33.33%) together with any unvested portion of the first and second tranche, vest after four years on June 28, 2015 only if the average closing price of the Shares on December 2014 on the NASDAQ equals or exceeds $18.45.

Due to the nature of the vesting schedule the fair value of each option granted was on the date of grant using a Monte-Carlo simulation, assuming a dividend yield of 3.4% , and using the following assumptions:

(1)    Risk-Free rates, for the options granted, as both the exercise price and the share price are in U.S. Dollar terms, the annual risk free rates are the appropriate yield rates of non-index linked U.S. Federal Reserve treasury bonds for the expected term. The 4-year risk free interest rate was used to value the option. The rate equals to 1.19%.

(2) It is assumed that the chairman will retain his position until the maturity date of the options granted. Accordingly, the assumed forfeiture rate for the options is 0%.

(3) The volatility determination was based on the four- year historical stock price of the Company which is traded on the NASDAQ National Market and equals 49.93%.

As of June 30, 2011, there was approximately $459 of unrecognized compensation cost related to non-vested options to be recognized over a period of 4 years under a straight-line method.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 5 - Events in the Reported Period

A.
On June 13, 2011 The Tel Aviv District Court ordered to dismiss the claim filed  by Screenpeaks Ltd. ("Screenpeaks"), a former Israeli customer, filed on May 22, 2008 against the Company and the Israeli Ministry of Communications ("MOC") in the Tel Aviv District Court. The dismissed claim  alleged that the Company unlawfully terminated services to the Screenpeaks pursuant to the instructions of the MOC. The plaintiff sought  damages from the Company and the MOC in the amount of NIS 23,000 not including VAT  (approximately $6,481 not including VAT ).

B.
The construction and operation of the Re'em teleport site and the Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for the Company's Re'em teleport site expired on October 20, 2009.  The Company applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011. On March 20, 2011 the Company appealed the decision to the District Building and Zoning Appeals Committee.

On April 27, 2011 an appeal hearing was held in front of the District Building and Zoning Appeals Committee which agreed to extend the relevant permits until April 1, 2012 subject to certain terms. Any further extension will also be subject to the Company filing a detailed plan for the Galon teleport site.

In addition on November 14, 2010, the Company received an indictment filed by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at the Re'em Teleport, without proper permits. The hearing regarding the indictment which was scheduled for April 27, 2011 was postponed and is now scheduled for November 2, 2011. In the opinion of the Company's legal advisers, the minimum fine which will be imposed on the company, should it be convicted, will be NIS 10 thousand (approximately $2.8 thousand). However, according to the law the court has discretion to impose higher fines.

C.
On June 28, 2011, the Company's Shareholders approved an amendment to the term of the Management Services Agreement with Del-Ta Engineering Ltd. and Kardan Communications Ltd., extending the term of the Management Services Agreement for a period ending on June 28, 2014.

D.
On  June 28, 2011, the Company's Shareholders approved an amendment to the Company's 2006 Israel Equity Incentive Plan (the "Plan") according to which the maximum aggregate number of Ordinary Shares which may be issued under the Plan was increased to 961,397 and the term of the Plan was extended until December 31, 2020.

E.
On May 15, 2011, the Company's Board of Directors appointed Dr. Shlomo Shamir as Chairman of the Board of Directors of the Company, replacing Mr. Gilad Ramot who resigned from the position. On June 28, 2011, the Company granted Dr. Shamir options to purchase 260,198 Ordinary Shares of the Company, with an exercise price of $6.87 per share, and entered into a services agreement with a services company controlled by Dr. Shamir relating to his compensation for his service as Chairman of the Company's Board of Directors.

Note 6 - Subsequent event

On  August 7, 2011, the company's Board of Directors declared a cash dividend in the amount of $0.09 per ordinary share, and in the aggregate amount of approximately $1.6 million. The dividend will be payable on September 7, 2011 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 24, 2011.